Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Six months ended		For the Year Ended December 31,
	6/30/2018	6/30/2017	2017	2016	2015	2014	2013
Including Interest on Deposits:
Earnings:
Net income	$5,355	$5,948	$10,379	$5,931	$5,768	$2,570	$7,144
Income tax expense	1,759	3,434	6,673	3,297	2,559	1,350	(2,909)
Fixed charges	9,917	7,414	15,936	13,761	14,575	15,878	16,381
Total earnings before income taxes and fixed charges	$17,031	$16,796	$32,988	$22,989	$22,902	$19,798	$20,616

Fixed charges:
Deposit interest expense	$7,973	$4,999	$10,962	$8,710	$8,700	$9,033	$8,434
Borrowed funds interest expense	1,944	2,415	4,974	5,051	5,875	6,845	7,947
Total fixed charges	$9,917	$7,414	$15,936	$13,761	$14,575	$15,878	$16,381
Ratio of earnings to fixed charges	1.72	2.27	2.07	1.67	1.57	1.25	1.26

Excluding Interest on Deposits:
Earnings:
Net income	$5,355.0	$5,948.0	$10,379	$5,931	$5,768	$2,570	$7,144
Income tax expense	1,759	3,434	6,673	3,297	2,559	1,350	(2,909)
Fixed charges	1,944	2,415	4,974	5,051	5,875	6,845	7,947
Total earnings before income taxes and fixed charges	$17,031	$16,796	$32,988	$22,989	$22,902	$19,798	$20,616

Fixed charges:
Interest expense (excluding depostis)	$1,944	$2,415	$4,974	$5,051	$5,875	$6,845	$7,947
Total fixed charges	$1,944	$2,415	$4,974	$5,051	$5,875	$6,845	$7,947
Ratio of earnings to fixed charges	8.76	6.95	6.63	4.55	3.90	2.89	2.59